Exhibit 18

Mr. Richard Lashley
2 Trinity Place
Warren, NJ  07059

November 7, 2011

VIA E-MAIL AND FAX

Mr. Michael Vekich, Chairman
Board of Directors
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD  57104

Dear Mr. Vekich:

We reviewed your written offer to expand HF Financial Corp.’s board of directors to seven members and appoint John Palmer to the board at the first board meeting following the upcoming annual meeting, in exchange for the PL Capital Group’s support of HF Financial’s two director nominees at the annual meeting.

Unfortunately, we cannot accept the offer because: (1) the board’s actions since July do not evidence good faith; (2) the board’s changes to the By-Laws, board size and board composition appear to be an attempt to elevate you to Chairman and entrench the incumbent board nominees; (3) the board’s motives are tainted by the lack of meaningful stock ownership by you and certain other board members, other recent board actions and disproportionate total compensation among board members; and (4) shareholders deserve the right to express their views through the election of board members at the annual meeting.

The Board’s Actions Since July Do Not Evidence Good Faith:

You should recall that we reached out to you and the board in good faith several times in July and August to see if there was common ground for appointing directors nominated by us without us needing to solicit our own proxies for such nominees.  The board’s response to our overtures was to hire legal counsel, submit complaints about the PL Capital Group to the Federal Reserve Board (falsely) accusing PL Capital of violating laws and regulations regarding control, and make the (false) charges public via press releases and filings with the Securities and Exchange Commission (SEC).  When we asked you and the board to cease and desist from making those false claims and misleading statements in the Company’s press releases and SEC filings, you and the board persisted.  Only now do you reach out to us, after spending a significant amount of shareholders’ money and Company resources trying (and failing) to frustrate our ability to elect a nominee to the board, a basic shareholder right granted in HF Financial’s By-Laws.

The Board’s Changes to the By-Laws, Board Size and Board Composition Appear to Be an Attempt to Elevate You to Chairman and Entrench the Incumbent Board Nominees:

We are concerned that you and the board appear to have manipulated the Company’s By-Laws as well as the size and composition of the board to ensure (your) personal advancement to the Chairmanship, and entrench the incumbent board, rather than to improve the corporate governance profile of the Company and the Bank.  In August, the board amended the Company’s By-Laws to change, among other things, the timing of the election of the Chairman of the board from annually to “from time to time, but no less than annually,” which cleared the way for you to be elected Chairman before the upcoming annual meeting.  Indeed, on October 14, the Company announced the board had elected you - a non-resident of the Sioux Falls area - as Chairman.

Furthermore, at the same time, the Company announced that long time Chairman, CEO and board member Curt Hage would not stand for reelection at the Company’s 2011 annual meeting and that Mr. Hage would continue to serve on the Board only until the upcoming annual meeting, at which time the Board would be reduced to six members, from seven.  We believe the announced reduction in the board’s size was adopted in part to pressure the PL Capital Group to shrink its proxy solicitation from two nominees to one nominee.

In July, the board had no apparent willingness to expand the board by adding the PL Capital nominees.  Only now, after failing to derail our nomination, are you and the board willing to increase the size of the board by adding John Palmer, in an apparent attempt to avoid the likely defeat of an incumbent board member at the upcoming annual meeting.

In sum, we believe the manipulation of the By-Laws and structure of the board discussed above is poor corporate governance, and a waste of shareholders’ money and the Company’s resources, particularly as it appears to be motivated by a strategy of personal advancement and board entrenchment.

The Board’s Motives are Tainted by the Lack of Meaningful Stock Ownership by You and Certain Other Board Members, Other Recent Board Actions and Disproportionate Compensation Among Board Members:

The Board’s motives and actions are tainted by the lack of meaningful, out-of-pocket stock ownership by you, Mr. Day and certain other members of the board.  We find it telling that the largest individual shareholder on the board, Mr. Hage, was not asked to remain on the board after his retirement, and that you and the board have fought so hard to frustrate PL Capital, one of your largest shareholders, from obtaining board representation.

We are also dismayed at what we perceive as the shoddy handling of Mr. Hage’s retirement, the sudden resignation of Mr. Posegate and the disproportionate total compensation you and Mr. Day received in fiscal 2011 compared to other directors, as noted in the Company’s proxy statement.  Now that you have been appointed as Chairman, we hope you realize that HF Financial is a public company that needs a chairman and board focused on shareholder value, financial performance and corporate governance, not resume building and board fee increases.  If you do not preside over an improvement in the corporate governance profile and performance of the Company in 2012, we do not believe shareholders will support your re-election to the board or Chairmanship.

Shareholders Deserve the Right to Express Their Views Through the Election of Board Members at the Annual Meeting:

In addition to the reasons discussed above, we cannot accept your offer because the shareholders of HF Financial deserve the right to express their views through the election of directors at the upcoming annual meeting.  We look forward to having our nominee John Palmer elected to the board at the annual meeting.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

cc: Board of Directors: HF Financial